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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*

                                  ElderTrust
------------------------------------------------------------------------------
                               (Name of Issuer)


        Common Shares of Beneficial Interest, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  284560 10 9
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Edward B. Romanov, Jr.
                     President and Chief Executive Officer
                                  ElderTrust
                         415 McFarlan Road, Suite 202
                      Kennett Square, Pennsylvania 19348
                                (610) 925-0808
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 30, 1998
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                        -----------------
CUSIP No. 284560 10 9                                         Page 2 of 6 Pages
----------------------                                        -----------------


------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Edward B. Romanov, Jr.

------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]

------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
           PF, SC, BK

------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMs 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

-------------------------------------------------------------------------------
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       487,600
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       487,600
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         487,600
------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.5%
------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
                IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

                  This statement relates to the Common Shares of Beneficial Interest, par value $.01 per share (the "Common Shares"), of ElderTrust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 415 McFarlan Road, Suite 202, Kennett Square, Pennsylvania 19348.

Item 2.           Identity and Background

                  This statement is being filed by Edward B. Romanov, Jr., an individual, whose business address is c/o ElderTrust, 415 McFarlan Road, Suite 202, Kennett Square, Pennsylvania 19348. Mr. Romanov is a citizen of the United States. Mr. Romanov is the President and Chief Executive Officer and a trustee of the Issuer, which is a healthcare real estate investment trust with investments in healthcare-related real estate and mortgages and has its principal business office at 415 McFarlan Road, Suite 202, Kennett Square, Pennsylvania 19348.

                  Mr. Romanov has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or continues to be subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Mr. Romanov has acquired beneficial ownership of a total of 487,600 Common Shares. Mr. Romanov purchased 200,000 Common Shares at a purchase price of $18 per share (for an aggregate purchase price of $3,600,000) from the Issuer in a private placement completed concurrently with the completion of the Issuer's initial public offering on January 30, 1998. Mr. Romanov paid for these 200,000 Common Shares with funds borrowed from the Issuer. Mr. Romanov purchased an additional 25,000 Common Shares at a purchase price of $18 per share (for an aggregate purchase price of $450,000) in transactions with the underwriters for the Issuer's initial public offering. Mr. Romanov paid for these 25,000 Common Shares with a portion of the funds borrowed from Summit Bank, N.A. ("Summit Bank") under a loan (the "Summit Loan") provided to Mr. Romanov pursuant to a loan agreement between Mr. Romanov and Summit Bank (the "Summit Loan Agreement"). Mr. Romanov purchased an additional 100 Common Shares at a purchase price of $18.25 per share (for an aggregate purchase price of $1,825) in an exchange transaction on the first day of trading of the Common Shares on the New York Stock Exchange. Mr. Romanov paid for these shares with a portion of the funds borrowed by him under the Summit Loan. Mr. Romanov acquired 112,500 Common Shares upon the conversion into Common Shares of 112,500 units of limited partnership interest ("Units") in ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Operating Partnership") of which the Issuer is the sole general partner and majority limited partner, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"). These Units represented Mr. Romanov's interest in the Operating Partnership prior to the consummation of the Issuer's initial public offering, which interest was acquired by Mr. Romanov for an aggregate consideration of $2,025,100 using his personal funds and a portion of the funds borrowed by him under the Summit Loan. Mr. Romanov also has been granted options to acquire 150,000 Common Shares, which options are exercisable immediately at an exercise price of $18 per Common Share and were granted to Mr. Romanov for no consideration under the Issuer's 1998 Share Option and Incentive Plan.

Item 4.           Purpose of Transaction

                  The purpose of the purchase of the Common Shares by Mr. Romanov was to acquire the securities for investment purposes.

                  Mr. Romanov, depending upon market conditions and other factors, in the future may acquire additional Common Shares or dispose of all or a portion of the Common Shares which he now owns or hereafter may acquire. Mr. Romanov has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Trustees or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.           Interest in Securities of the Issuer

                  On January 30, 1998, in connection with the Issuer's initial public offering, Mr. Romanov purchased or otherwise acquired beneficial interest in 487,600 Common Shares which constitute approximately 6.5% of all Common Shares (assuming the exercise by Mr. Romanov of all options to acquire Common Shares which are exercisable within 60 days after January 30, 1998).

See Item 3.

                  Mr. Romanov has sole authority to vote and direct the disposition of all Common Shares he owns beneficially, except as provided in the Summit Pledge Agreement (as defined in Item 6 below).

                  Mr. Romanov effected no other transaction involving Common Shares during the 60 days prior to January 30, 1998 other than as reported herein.

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. Romanov, except as provided in the Summit Pledge Agreement (as defined in Item 6 below).

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  In addition to beneficial ownership of the securities reported herein, Mr. Romanov has been granted options to acquire 150,000 Common Shares which are not immediately exercisable but will vest and become exercisable over a three-year period beginning January, 1999. Mr. Romanov also owns 118,750 Units in the Operating Partnership which, pursuant to the terms of the Partnership Agreement, are redeemable for cash or, at the option of the Issuer, for Common Shares on a one-for-one basis beginning in March, 1999. In addition, pursuant to the ElderTrust 1998 Share Option and Incentive Plan, Mr. Romanov has been granted certain distribution equivalent rights which entitle him to receive cash for distributions by the Issuer with respect to 37,500 Common Shares as if Mr. Romanov held such a number of Common Shares in addition to any Common Shares actually owned by Mr. Romanov.

                  Pursuant to an Investment Property Pledge and Security Agreement (the "Summit Pledge Agreement") entered into in connection with the Summit Loan Agreement, Mr. Romanov has pledged all of the Common Shares which he owns for the benefit of Summit Bank. The Summit Pledge Agreement contains standard default and similar provisions pursuant to which Summit Bank may acquire voting power or investment power over the Common Shares subject to the Summit Pledge Agreement.

Item 7.           Materials to be Filed as Exhibits

1. Promissory Note dated as of January 30, 1998 executed by Mr. Romanov in favor of the Issuer

2. Loan and Security Agreement between Mr. Romanov and Summit Bank dated as of January 28, 1998

3. Investment Property Pledge and Security Agreement between Mr. Romanov and Summit Bank dated as of January 28, 1998

4. Note dated as of January 28, 1998 executed by Mr. Romanov in favor of Summit Bank

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

February 5, 1998                /s/ Edward B. Romanov, Jr.
----------------                --------------------------
        Date                        Edward B. Romanov, Jr.

                                             Exhibit 1 to
                                             Edward B. Romanov, Jr. Schedule 13D
                                             February 9, 1998



                                PROMISSORY NOTE

$3,600,000                                                      January 30, 1998
                                                    Kennett Square, Pennsylvania

         FOR VALUE RECEIVED, the undersigned, Edward B. Romanov, Jr. ("Maker"), promises to pay to the order of ElderTrust ("ElderTrust"), a Maryland real estate investment trust ("Holder," which term shall include ElderTrust and any subsequent holder or assignee of this Note), with an office at 415 McFarlan Road, Suite 202, Kennett Square, PA 19348, the principal sum of Three Million Six Hundred Thousand Dollars ($3,600,000) with interest on the unpaid principal balance from time to time outstanding, at the rate set forth below, with payment of principal and interest to be made in lawful money of the United States, in immediately available funds, as follows:

         1.       Payment Terms.

                  (a) Interest shall be computed on the basis of a three hundred sixty-five (365) day year, and for the actual number of days outstanding, at a rate per annum equal to seven percent (7.0%). Interest shall be payable quarterly in arrears, commencing on April 1, 1998, and continuing thereafter upon either: (a) the fifth (5th) business day after the scheduled quarterly dividend payment on ElderTrust common shares of beneficial interest is made by ElderTrust, or if , for any quarter, no such dividend is paid, then
         (b) on the first day of each annualized quarterly period subsequent to the quarter ending April 1, 1998 (specifically, each July 1, October 1, and January 1) until the Maturity Date (as such term is hereinafter defined). The total unpaid principal balance and all accrued and unpaid interest shall be due and payable on the Maturity Date. All payments of principal or interest shall be made to the Holder of this Note not later than 1:00 p.m. on the date and at the place of payment designated by the Holder hereof as aforesaid (or at such other place as the Holder hereof may from time to time designate), and any payment received on such date but after such hour shall be deemed to have been paid to and received by the holder hereof on the next succeeding business day. If the date on which any payment is required to be made pursuant to this Note is not a business day, then such payment shall be due and payable on the next succeeding day which is not a Saturday, Sunday or legal holiday in the Commonwealth of Pennsylvania.

                  (b) As used in the Note, the term "Maturity Date" shall mean the date which is the first to occur of (i) January 30, 2008, which is 10 years from the closing of ElderTrust's initial public offering; or (ii) the date on which the

         Maker is no longer employed, for any reason whatsoever other than death or the Onset of Disability (hereinafter defined), by ElderTrust or an affiliate thereof. For purposes of this subparagraph, "Onset of Disability" shall mean the first day on which Employee shall be unable to attend to the regular affairs of ElderTrust on a full time basis by reason of physical or mental incapacity, sickness or infirmity, which continues for more than six
         (6) months or for periods aggregating more than nine (9) months during any twenty-four (24) month period.

                  (c) All payments hereof shall be made without reduction, and shall not be subject to any claim or offset of any kind or nature whatsoever.

         1.       Permitted Prepayments.

                  Provided Maker is not in default under this Note or under any other document relating to or executed in connection with this Note (collectively, the "Documents"), the principal amount of this Note or any other amounts owed under this Note at any time, and from time to time, may be prepaid in whole or in part, together with interest accrued thereon to the date of such prepayment, without premium, upon not less than ten (10) days' prior written notice to the Holder at the place of payment designated above.

         2.       Events of Default.

                  At the option of Holder, the principal amount of this Note shall be accelerated, and shall become immediately due and payable, without notice or demand, upon the occurrence at any time of any of the following ("Events of Default"):

                  (a) failure to pay when due, as set forth herein, any principal or interest payments; or

                  (b) the commencement of any case action or proceeding whether voluntary or involuntary (which, in the case of an involuntary proceeding, is not dismissed within sixty (60) days from the date it is filed), under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute, or any assignment for the benefit of creditors; or

                  (c) the occurrence of any other default or breach by Maker of any other term or condition of this Note which remains uncured for more than ten (10) days; or

                  (d) the occurrence of any other default or Event of Default under any other Document executed in connection herewith which is not cured within any cure period that may be provided for under any such Loan Document.

                  (e) any representation or warranty made by Maker herein or in any Document executed in connection herewith which shall have been incorrect in any material respect when made.

                  For purposes of subparagraphs (c), (d) and (e) hereof, provided Maker has shown evidence satisfactory to Holder in its sole discretion of Maker's good faith efforts to cure any default or Event of Default set forth in such subparagraph, then Holder agrees to forbear from exercising its rights hereunder until the earlier of an additional ninety (90) days or such time as Holder is no longer satisfied with Maker's good faith efforts to cure any such default or Event of Default.

         3.       Remedies.

                  (a) If any payment, including each quarterly interest payment, required by this Note, is not made when due, such unpaid amount shall, itself, accrue interest. Additionally, upon any Event of Default under this Note, including any such payment default, the interest rate provided for herein shall immediately, without notice, increase to two percent (2%) over the interest rate set forth in paragraph (a) on page one hereof (the `"Default Interest Rate").

                  (b) Upon the occurrence of an Event of Default, Holder may exercise any remedy provided hereunder, or at law, and subject to the provisions of paragraph 2.

                  (c) Maker promises to pay all costs of collection, including without limitation, attorneys' fees, and all expenses in connection with the protection or realization on the collateral securing this Note, whether or not suit is brought hereon. Such costs and expenses shall include, without limitation, all fees, costs, attorneys' fees and expenses incurred by the Holder hereof in connection with any suit to enforce any Document, any insolvency, bankruptcy, reorganization, arrangement or other similar proceedings involving Maker, which in any way affects the rights of the Holder to exercise its rights and remedies under this Note.

         4.       Miscellaneous.

                  (a) Maker hereby expressly waives presentment, demand, protest, notices of protest, dishonor and non-payment of this Note and all notices of every kind. To the extent permitted by applicable law, the defense of the statute of limitations hereby is waived by Maker.

                  (b) No single or partial exercise of any power hereunder or under any Document executed in connection herewith shall preclude other or further exercise thereof or the exercise of any other right or power in connection with the enforcement of this Note. No delay or omission on the part of the Holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

                  (c) This Note shall be governed by and construed under the laws of, the Commonwealth of Pennsylvania. Maker hereby submits to personal jurisdiction in said State for the enforcement of Maker's obligations hereunder, and waives any and all rights to object to jurisdiction within such State in connection with litigation to enforce rights under this Note or any other Document executed in connection herewith. In the event such litigation is commenced, Maker agrees that service of process may be made and personal jurisdiction over Maker obtained, by service of a copy of the summons, complaint and other pleadings required to commence such litigation upon Maker at his place of business or last-known place of residence. Maker may designate a substitute agent, or change the address to which said copies shall be sent, by notice to Holder at the place designated for payment hereof by Holder.

                                             MAKER:

                                             /s/ Edward B. Romanov, Jr.
                                             --------------------------
                                             Edward B. Romanov, Jr.

                                            Exhibit 2 to
                                            Edward B. Romanov, Jr. Schedule 13D
                                            February 9, 1998




                          LOAN AND SECURITY AGREEMENT

                                By and Between

                                  SUMMIT BANK

                                      and

                            EDWARD B. ROMANOV, JR.


                           -------------------------


                            Dated: January 28, 1998


                           -------------------------

                          LOAN AND SECURITY AGREEMENT

                  THIS LOAN AND SECURITY AGREEMENT (the "Agreement") is made effective the 28th day of January, 1998 by and between EDWARD B. ROMANOV, JR. ("Borrower") and SUMMIT BANK ("Bank").

                                  BACKGROUND

         A. Borrower has requested that Bank extend certain credit facilities to Borrower, which Bank is willing to do on the terms set forth herein.

         B. Capitalized terms not otherwise defined herein will have the meanings set forth therefor in Section 12 of this Agreement.

                  NOW, THEREFORE, in consideration of the terms and conditions contained herein, and of any extensions of credit now or hereafter made to or for the benefit of Borrower by Bank, the parties hereto, intending to be legally bound hereby, agree as follows:

                  1. THE LOANS; USE OF PROCEEDS.

                           1.1 Line of Credit. Bank will establish for
Borrower for and during the period from the date hereof and until April 28, 1999 (the "Contract Period"), subject to the terms and conditions hereof, a revolving credit facility (the "Revolving Credit Facility") pursuant to which Bank will from time to time, make loans or other extensions of credit to Borrower in an aggregate amount not exceeding at any time One Million Seven Hundred Fifty Thousand Dollars ($1,750,000.00). Within the limitations set forth above, Borrower may borrow, repay and reborrow under the Revolving Credit Facility. The Revolving Credit Facility shall be subject to all terms and conditions set forth in all of the Loan Documents which terms and conditions are incorporated herein. Borrower's obligation to repay the loans and extensions of credit under the Revolving Credit Facility shall be evidenced by Borrower's demand promissory note (the "Revolver Note") in the face amount of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000.00) which shall be in a form acceptable to Bank. The Revolving Credit Facility shall be subject to review and renewal, at the sole discretion of Bank.

                           1.2 Term Loan. Bank will lend to Borrower and
Borrower will borrow from Bank the aggregate amount of One Million Six Hundred Eighty-Seven Thousand Five Hundred Dollars ($1,687,500.00) (the "Term Loan"). Borrower's obligation to repay the Term Loan shall be evidenced by Borrower's promissory note (the "Term Note") in the face amount of One Million Six Hundred Eighty-Seven Thousand Five Hundred Dollars ($1,687,500.00), which shall be in a form acceptable to Bank.

                           1.3 Use of Proceeds. Borrower agrees to use
advances under the Revolving Credit Facility to repay Borrower's obligation to Bank under its existing line of credit and to finance personal assets and/or business investments other than the purchase of shares of stock of ElderTrust, a Maryland real estate investment trust ("Trust"), or partnership units of ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Partnership"). Borrower agrees to use the proceeds of the Term Loan to finance the purchase of 112,500 shares of restricted and unregistered stock of the Trust from Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis") and up to 75,000 shares of registered and unrestricted stock of the Trust as part of the Trust's initial public offering.

                           1.4 Method of Advances. On any Business Day,
Borrower may request an advance under the Revolving Credit Facility by delivering to the bank officer designated by Bank no later than 2:00 p.m. eastern time on the Business Day such advance is requested to be funded, such collateral and back-up documentation as Bank may from time to time require. Subject to the terms and conditions of this Agreement, Bank may make the proceeds of an advance available to Borrower by crediting such proceeds to Borrower's deposit account with Bank. The proceeds of the Term Loan will be advanced in accordance with procedures acceptable to Borrower and Bank.

                  2. INTEREST RATE.

                           2.1 Interest on the Revolving Credit Facility.
Interest on the unpaid principal balance of the Revolving Credit Facility will accrue from the date of advance until final payment thereof at the rate per annum which is equal to the Base Rate in effect from time to time (such interest rate to change immediately upon any change in the Base Rate) minus one-half percent (1/2%).

                           2.2 Interest on the Term Loan. Interest on the
unpaid principal balance of the Term Loan will accrue until final payment thereof at the rate per annum which is equal to the Base Rate in effect from time to time (such interest rate to change immediately upon any change in the Base Rate) minus one-half percent (1/2%).

                           2.3 Default Interest. Interest will accrue on the
principal balance of the Revolving Credit Facility and the Term Loan after the occurrence of an Event of Default or expiration of the Contract Period at a rate which is equal to three percent (3%) in excess of the non-default rate otherwise set forth above for the Revolving Credit Facility (the "Default Rate").

                           2.4 Post Judgment Interest. Any judgment obtained
for sums due hereunder or under the Loan Documents will accrue interest at the applicable Default Rate set forth above until paid.

                           2.5 Calculation. Interest will be computed on the
basis of a year of 360 days and paid for the actual number of days elapsed.

                  3. PAYMENTS AND FEES.

                           3.1 Interest Payments on the Revolving Credit
Facility and the Term Loan. Borrower will pay interest on the principal balance of the Revolving Credit Facility and the Term Loan monthly in arrears, on the first day of each calendar month commencing on the first day of the first calendar month following the date hereof.

                           3.2 Principal Payments on the Revolving Credit
Facility. Borrower will pay the outstanding principal balance of the Revolving Credit Facility, together with any accrued and unpaid interest thereon, and any other sums due pursuant to the terms hereof, ON DEMAND after the occurrence of an Event of Default or after expiration of the Contract Period.

                           3.3 Principal Payments on the Term Loan. Borrower
will pay the outstanding principal balance of the Term Loan, together with any accrued and unpaid interest thereon, and any other sums due pursuant to the terms hereof, on April 28, 1999.

                           3.4 Additional Payments on the Revolving Credit
Facility and the Term Loan. In addition to the foregoing payments, if the aggregate loan-to-value ratio for the Revolving Credit Facility and the Term Loan at any time exceeds fifty percent (50%) of the fair market value of the Collateral, as determined by the Bank in its sole discretion, Borrower will make a payment in an amount sufficient to result in compliance with such ratio. Such payment shall be applied to the principal balance of the Revolving Credit Facility and/or the Term Loan in such order as Bank, in its discretion, elects.

                           3.5 Late Charge. In the event that any payment
shall not be received by Bank within ten (10) days of the due date, Borrower shall, to the extent permitted by law, pay Bank a late charge of five percent (5%) of the overdue payment (but in no event less than $25.00 nor more than $2,500.00). Any such late charge assessed is immediately due and payable.

                           3.6 Loan Fee. Borrower shall pay to Bank a loan fee
of Ten Thousand Dollars ($10,000.00) to be paid on or before the date hereof.

                           3.7 Prepayment. Borrower shall have the right to
make prepayments on account of the Revolving Credit Facility or the Term Loan at any time without penalty or premium.

                           3.8 Termination of Revolving Credit Facility.
Borrower may terminate the Revolving Credit Facility upon thirty (30) days' written notice to Bank. In the event the Revolving Credit Facility is terminated as a result of an Event of Default, the outstanding balance of the Revolving Credit Facility, together with any accrued and unpaid interest thereon and any other sums due pursuant to the terms hereof shall be due and payable immediately.

                           3.9 Payment Method. Borrower will make all payments
required to be made by Borrower hereunder or under the Revolving Credit Facility or the Term Loan on the due date directly to Bank. All payments are to be made in immediately available funds. If Bank accepts payment in any other form, such payment shall not be deemed to have been made until the funds comprising such payment have actually been received by or made available to Bank.

                           3.10 Application of Payments. Any and all payments
on account of the Revolving Credit Facility or the Term Loan will be applied to accrued and unpaid interest, outstanding principal and other sums due hereunder or under the Loan Documents in such order as Bank, in its discretion, elects. If Borrower makes a payment or payments and such payment or payments, or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver, or any other person under any bankruptcy act, state or federal law, common law or equitable cause, then to the extent of such payment or payments, the obligations or part thereof hereunder intended to be satisfied shall be revived and continued in full force and effect as if said payment or payments had not been made.

                           3.11 Loan Account. Bank will open and maintain on
its books a loan account (the "Loan Account") with respect to advances made, repayments, prepayments, the computation and payment of interest and fees and the computation and final payment of all other amounts due and sums paid to Bank under this Agreement. Except in the case of manifest error in computation, the Loan Account will be conclusive and binding on the Borrower as to the amount at any time due to Bank from Borrower under this Agreement, the Revolver Note or the Term Note.

                  4. SECURITY AND PROCEEDS OF COLLATERAL.

                           4.1 Personal Property. As security for the full and
timely payment and performance of all Borrower's Obligations, Borrower hereby grants to Bank a first lien on and security interest in those certain securities and interests described on Schedule 4.1 hereto, including, without limitation, the Restricted Trust Stock, the Additional Restricted Trust Stock, the Unrestricted Trust Stock and the Partnership Units, all additional securities pledged to Bank from time to time, together with all cash, stock or other dividends paid upon such securities; all securities received in addition to or in exchange for such securities; all subscription rights incident to such securities; any other distribution in respect of such securities in any form; and the proceeds thereof. All of such securities shall be freely assignable and transferable to Bank, and shall be accompanied by such stock pledge agreements and blank stock powers with signatures guaranteed as Bank may require. The grant of the security interest shall be further evidenced by a certain Investment Property Pledge and Security Agreement from Borrower for the benefit of Bank.

                           4.2 General. The collateral described above in
Section 4.1 is collectively referred to herein as the "Collateral". The above-described security interest, assignment and lien shall not be rendered void by the fact that no Borrower's Obligations exists as of any particular date, but shall continue in full force and effect until the Borrower's Obligations have been repaid, Bank has no agreement or commitment outstanding pursuant to which Bank may extend credit to or on behalf of Borrower and Bank has executed termination statements or releases with respect thereto.

                           4.3 Cross-Collateralization. It is the express
intent of the Borrower that all of the Collateral shall secure Borrower's obligations under both the Revolver Note and the Term Note.

                           4.4 Proceeds of Collateral. Notwithstanding
anything to the contrary contained herein, Borrower's obligations under the Revolver Note shall be primarily secured by the Restricted Trust Stock and the Partnership Units and any proceeds therefrom shall be applied first to satisfy Borrower's obligations under the Revolver Note in full with the balance, if any, to be applied to Borrower's obligations under the Term Note. Borrower's obligations under the Term Note shall be primarily secured by the Additional Restricted Trust Stock and the Unrestricted Trust Stock and any proceeds therefrom shall be applied first to satisfy Borrower's obligations under the Term Note in full with the balance, if any, to be applied to Borrower's obligations under the Revolver Note.

                  5. REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants as follows:

                           5.1 Validity. Borrower is an adult individual,
residing at 26 Cafferty Road, Pt. Pleasant, Bucks County, Pennsylvania 18950, and has the full power, authority and legal right to enter into, execute, deliver and comply with the Loan Documents.

                           5.2 Financial Statements. Borrower has furnished to
Bank financial statements of Borrower as of September 30, 1997. Such financial statements of Borrower are correct and complete, and fairly present the financial condition and the assets and liabilities of Borrower at such dates.

                           5.3 No Material Adverse Change in Financial
Condition. There has been no material adverse change in the financial condition of Borrower since September 30, 1997.

                           5.4 Pending Litigation or Proceedings. There are no
judgments outstanding or actions, suits or proceedings pending or, to the best of Borrower's knowledge, threatened against or affecting Borrower, the Trust or the Partnership, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

                           5.5 Due Authorization; No Legal Restrictions. The
execution and delivery by Borrower of the Loan Documents, the consummation of the transactions contemplated by the Loan Documents and the fulfillment and compliance with the respective terms, conditions and provisions of the Loan
Documents: (a) will not conflict with or result in a breach of, or constitute a default (or might, upon the passage of time or the giving of notice or both, constitute a default) under, any of the terms, conditions or provisions of any applicable statute, law, rule, regulation or ordinance or any indenture, mortgage, loan or credit agreement or instrument to which Borrower is a party or by which he may be bound or affected, or any judgment or order of any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and (b) will not result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the property or assets of Borrower under the terms or provisions of any such agreement or instrument, except liens in favor of Bank.

                           5.6 Enforceability. The Loan Documents have been
duly executed by Borrower and delivered to Bank and constitute legal, valid and binding obligations of Borrower enforceable in accordance with their terms.

                           5.7 No Default Under Other Obligations, Orders or
Governmental Regulations. Borrower is not in violation of or in default in the performance or observance of any of his obligations, covenants or conditions contained in any indenture or other agreement creating, evidencing or securing any Indebtedness or pursuant to which any such Indebtedness is issued and Borrower is not in violation of or in default under any other agreement or instrument or any judgment, decree, order, statute, rule or governmental regulation, applicable to him or by which his properties may be bound or affected.

                           5.8 Governmental Consents. No consent, approval or
authorization of or designation, declaration or filing with any governmental authority on the part of Borrower is required in connection with the execution, delivery or performance by Borrower of the Loan Documents or the consummation of the transactions contemplated thereby.

                           5.9 Taxes. Borrower has filed all tax returns which
he is required to file and has paid, or made provision for the payment of, all taxes which have or may have become due pursuant to such returns or pursuant to any assessment received by him. Such tax returns are complete and accurate in all respects. Borrower does not know of any proposed additional assessment or basis for any assessment of additional taxes.

                           5.10 Documents Regarding Collateral. Borrower has
furnished to Bank true and correct copies of all agreements, offering and registration materials and other material information relating to the Trust's initial public offering, the establishment of the Trust, the issuance, transfer and sale of shares of stock of the Trust, the formation of the Partnership and the transfer and sale of partnership units of the Partnership, including without limitation, the Partnership's Certificate of Limited Partnership and Partnership Agreement, the Prospectus for the Trust's initial public offering filed with the Securities and Exchange Commission (the "SEC") and the Trust's S-11 filed with the SEC, and all amendments to any of the foregoing.

                           5.11 Registration of Collateral. All Collateral
required to be registered by the SEC or other applicable governing agency is properly registered on a public trading exchange and otherwise complies with the rules and regulations of the SEC and any other applicable governing agency.

                           5.12 Accuracy of Representations and Warranties. No
representation or warranty by Borrower contained herein or in any certificate or other document furnished by Borrower pursuant hereto or in connection herewith fails to contain any statement of material fact necessary to make such representation or warranty not misleading in light of the circumstances under which it was made. There is no fact which Borrower knows and has not disclosed to Bank, which does or may materially and adversely affect Borrower.

                  6. GENERAL COVENANTS. Except with the prior written consent of Bank, Borrower will comply with the following:

                           6.1 Payment of Principal, Interest and Other
Amounts Due. Borrower will pay when due all Borrower's Obligations and all other amounts payable by him hereunder.

                           6.2 Liens. Without Bank's prior written consent,
Borrower will not create, incur or permit to exist any mortgage, pledge, encumbrance, lien, security interest or charge of any kind (including liens or charges upon properties acquired or to be acquired under conditional sales agreements or other title retention devices) on his property or assets, whether now owned or hereafter acquired, or upon any income, profits or proceeds therefrom, except liens and security interests listed on Schedule 6.2.

                           6.3 Taxes. Borrower will pay or cause to be paid
when due all taxes, assessments, governmental charges or levies imposed upon him or his income, profits, payroll or any property belonging to him.

                           6.4 Bank of Account. Borrower will maintain Bank as
his primary bank of deposit, unless otherwise agreed by Bank in writing.

                           6.5 Collateral Account. Borrower will maintain all
Collateral in a discount brokerage account with Bank and/or such other account acceptable to Bank in its sole discretion, subject to such control and other provisions as Bank may require to perfect its first priority lien on and security interest in all of the Collateral.

                           6.6 Name or Address Change. Borrower will not
change his name or address except upon thirty (30) days prior written notice to Bank and delivery to Bank of any items requested by Bank to maintain perfection and priority of Bank's security interests and access to Borrower's books and records.

                           6.7 Notices. Borrower will promptly notify Bank of
(a) any action or proceeding brought against Borrower wherein such action or proceeding would, if determined adversely to Borrower result in liability of Borrower, (b) the occurrence of any Event of Default, (c) any fact, condition or event which, with the giving of notice or the passage of time or both, could become an Event of Default, (d) the failure of Borrower to observe any of his undertakings under the Loan Documents, (e) any material adverse change in the assets, business, operations or financial condition of Borrower, or (f) the entry of a final judgment for the payment of money is rendered against Borrower.

                           6.8 Additional Documents and Future Actions.
Borrower will, at his sole cost, take such actions and provide Bank from time to time with such agreements, financing statements and additional instruments, documents or information as the Bank may in its discretion deem necessary or advisable to perfect, protect, maintain or enforce the security interests in the Collateral, to permit Bank to protect or enforce its interest in the Collateral, or to carry out the terms of the Loan Documents. Borrower hereby authorizes and appoints Bank as his attorney-in-fact, with full power of substitution, to take such actions as Bank may deem advisable to protect the Collateral and its interests thereon and its rights hereunder, to execute on Borrower's behalf and file at Borrower's expense financing statements, and amendments thereto, in those public offices deemed necessary or appropriate by Bank to establish, maintain and protect a continuously perfected security interest in the Collateral, and to execute on Borrower's behalf such other documents and notices as Bank may deem advisable to protect the Collateral and its interests therein and its rights hereunder. Such power being coupled with an interest is irrevocable, Borrower irrevocably authorizes the filing of a carbon, photographic or other copy of this Agreement, or of a financing statement, as a financing statement and agrees that such filing is sufficient as a financing statement.

                           6.9 Restrictions on Use of Proceeds. Borrower will
not carry or purchase with the proceeds of the Revolving Credit Facility any "margin security" within the meaning of Regulations U, G, T or X of the Board of Governors of the Federal Reserve System.

                           6.10 Financial Statements and Tax Returns. Borrower
will deliver to Bank the following:

                                    (a) Annual Statements. As soon as
available and in any event within sixty (60) days after the end of each calendar year, annual personal financial statements of Borrower prepared by an independent certified public accounting firm acceptable to Bank.

                                    (b) Requested Information. With reasonable
promptness, all such other data and information in respect of the condition, operation and affairs of Borrower as Bank may reasonably request from time to time.

                                    (c) Borrower's Tax Returns. Within thirty
(30) days after filing, a copy of the annual federal tax returns of Borrower, certified by Borrower to be accurate and complete.

                  7. CONDITIONS OF CLOSING. The obligation of Bank to make available the Revolving Credit Facility and the Term Loan is subject to the performance by Borrower of all of his agreements to be performed hereunder and to the following further conditions (any of which may be waived by Bank):

                           7.1 Loan Documents. Borrower and all other required
persons and entities will have executed and delivered to Bank the Loan
Documents.

                           7.2 Representations and Warranties. All
representations and warranties of Borrower set forth in the Loan Documents will be true at and as of the date hereof.

                           7.3 No Default. No condition or event shall exist
or have occurred which would constitute an Event of Default hereunder (or would, upon the giving of notice or the passage of time or both, constitute such an Event of Default).

                           7.4 No Pending or Threatened Litigation. No
litigation or proceeding shall be pending or threatened that might adversely affect the Borrower, the Trust, the Partnership or any of the Collateral, as determined by the Bank in its sole discretion.

                           7.5 Proceedings and Documents. All proceedings
taken by Borrower in connection with the transactions contemplated by this Agreement and all documents incident to such transactions shall be satisfactory in form and substance to Bank and Bank's counsel, and Bank shall have received all documents or other evidence which it reasonably may request in connection with such proceedings and transactions.

                           7.6 Delivery of Other Documents. The following
documents shall have been delivered by or on behalf of Borrower to Bank:

                           (a) Lien Search. Copies of record searches against
Borrower (including UCC searches and judgments, suits, tax and other lien searches), the results of which must be acceptable to Bank.

                           (b) Control Agreement. A control agreement, in form
and substance satisfactory to Bank, executed by Borrower and Bank.

                           (c) Other Documents. Such other documents as may be
required to be submitted to Bank by the terms hereof or of any Loan Document, including, without limitation, the Borrower's divorce decree and settlement and any other documentation relating to Borrower's divorce proceedings.

                           7.7 No Material Adverse Change. Evidence
satisfactory to the Bank that no material adverse change has occurred with respect to the Borrower since September 30, 1997.

                           7.8 Non-Waiver of Rights. By completing the closing
hereunder, or by making advances hereunder, Bank does not thereby waive a breach of any warranty or representation made by Borrower hereunder or any agreement, document, or instrument delivered to Bank or otherwise referred to herein, and any claims and rights of Bank resulting from any breach or misrepresentation by Borrower are specifically reserved by Bank.

                  8. CERTAIN CONDITIONS TO SUBSEQUENT ADVANCES. Advances under the Revolving Credit Facility shall be conditioned upon the following conditions and each request under the Revolving Credit Facility by Borrower for an advance shall constitute a representation by Borrower to Bank that each condition has been met or satisfied:

                           8.1 Representations and Warranties. All
representations and warranties of Borrower contained herein or in the Loan Documents shall be true at and as of the date of such advance as if made on such date, and each request for an advance shall constitute reaffirmation by Borrower and that such representations and warranties are then true.

                           8.2 No Default. No condition or event shall exist
or has occurred at or as of the date of such advance which would constitute an Event of Default hereunder (or would, upon the giving of notice or the passage of time or both, constitute such an Event of Default).

                           8.3 Other Requirements. Bank shall have received
all certificates, authorizations, affidavits, schedules and other documents which are provided for hereunder or under the Loan Documents, or which Bank may reasonably request.

                  9. DEFAULT AND REMEDIES.

                           9.1 Events of Default. The occurrence of any one or
more of the following events shall constitute an Event or Events of Default hereunder:

                                    (a) The failure of Borrower to pay any
amount of principal or interest on the Revolver Note or the Term Note, or any fee or other sums payable hereunder, or any other Borrower's Obligations on the date on which such payment is due, whether on demand, at the stated maturity or due date thereof, or by reason of any requirement for the prepayment thereof, by acceleration or otherwise;

                                    (b) The failure of Borrower to duly
perform or observe any obligation, covenant or agreement on his part contained herein or in any of the Loan Documents;

                                    (c) The failure of Borrower to pay any
Indebtedness due to any third Person or the existence of any other event of default under any loan, security agreement, mortgage or other agreement pertaining thereto binding Borrower after the expiration of any notice and/or grace periods permitted in such documents;

                                    (d) The failure of Borrower to pay or
perform any other obligation to Bank under any other agreement or note or otherwise arising, whether or not related to this Agreement, after the expiration of any notice and/or grace periods permitted in such documents;

                                    (e) The adjudication of Borrower as a
bankrupt or insolvent, or the entry of an Order for Relief against Borrower or the entry of an order appointing a receiver or trustee for Borrower of any of their property or approving a petition seeking reorganization or other similar relief under the bankruptcy or other similar laws of the United States or any state or any other competent jurisdiction;

                                    (f) A proceeding under any bankruptcy,
reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law is filed by or against

Borrower or Borrower makes an assignment for the benefit of creditors, or Borrower takes any action to authorize any of the foregoing;

                                    (g) Borrower becoming unable to meet his
debts as they mature, or the admission in writing by Borrower to such effect, or Borrower calling any meeting of all or any material portion of its creditors for the purpose of debt restructure;

                                    (h) Any representation or warranty of
Borrower in any of the Loan Documents is discovered to be untrue in any material respect or any statement, certificate or data furnished by Borrower pursuant hereto is discovered to be untrue in any material respect as of the date as of which the facts therein set forth are stated or certified;

                                    (i) The death of Borrower;

                                    (j) A material and adverse change occurs
in Borrower's financial condition;

                                    (k) The validity or enforceability of this
Agreement, or any of the Loan Documents, is contested by the Borrower; or Borrower denies that he has any further liability or obligation hereunder or thereunder.

                           9.2 Remedies. At the option of the Bank, upon the
occurrence of an Event of Default, or at any time thereafter, Bank may exercise any one or more of the following remedies:

                                    (a) The entire unpaid principal of the
Revolving Credit Facility, the Term Loan, all other Borrower's Obligations, or any part thereof, all interest accrued thereon, all fees due hereunder and all other obligations of Borrower to Bank hereunder or under any other agreement, note or otherwise arising will become immediately due and payable without any further demand or notice;

                                    (b) The Revolving Credit Facility will
immediately terminate and the Borrower will receive no further extensions of credit thereunder;

                                    (c) Bank may increase the interest rate on
the Revolving Credit Facility and the Term Loan to the applicable Default Rate set forth herein; or

                                    (d) Bank may exercise each and every right
and remedy granted to it under the Loan Documents, under the Uniform Commercial Code and under any other applicable law or at equity.

                  If an Event of Default occurs under Section 10.1(e) or (f), all Borrower's Obligations shall become immediately due and payable.

                           9.3 Set-Off. Without limiting the rights of Bank
under applicable law, Bank has and may exercise a right of set-off, a lien against and a security interest in all property of Borrower now or at any time in Bank's possession in any capacity whatsoever, including but not limited to any balance of any deposit, trust or agency account, or any other bank account with Bank, as security for all Borrower's Obligations. At any time following the occurrence of an Event of Default, or any event which with the giving of notice or passage of time or both would constitute an Event of Default, Bank may set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Bank to or for the credit of Borrower against any or all of the Borrower's Obligations and the Borrower's obligations under the Loan Documents.

                           9.4 Delay or Omission Not Waiver. Neither the
failure nor any delay on the part of Bank to exercise any right, remedy, power or privilege under the Loan Documents upon the occurrence of any Event of Default or otherwise shall operate as a waiver thereof or impair any such right, remedy, power or privilege. No waiver of any Event of Default shall affect any later Event of Default or shall impair any rights of Bank. No single, partial or full exercise of any rights, remedies, powers and privileges by the Bank shall preclude further or other exercise thereof. No course of dealing between Bank and Borrower shall operate as or be deemed to constitute a waiver of Bank's rights under the Loan Documents or affect the duties or obligations of Borrower.

                           9.5 Remedies Cumulative; Consents. The rights,
remedies, powers and privileges provided for herein shall not be deemed exclusive, but shall be cumulative and shall be in addition to all other rights, remedies, powers and privileges in Bank's favor at law or in equity. Whenever the Bank's consent or approval is required or permitted, such consent or approval shall be at the sole and absolute discretion of Bank.

                           9.6 Certain Fees, Costs, Expense Expenditures and
Indemnification. Borrower agrees to pay on demand all cost and expenses of Bank, including without limitation:

                                    (a) all costs and expenses in connection
with (i) the preparation and negotiation of the Loan Documents, and the other documents to be delivered in connection therewith in an amount not to exceed $5,000.00, or any waivers, consents, amendments, extensions and increases to any of the foregoing, (ii) the preparation for, negotiations regarding, consultations concerning, or the defense or prosecution of legal proceedings involving any claims made or threatened against Bank arising out of or related to the Loan Documents, the transactions contemplated hereunder and the protection of any of the Collateral, or (iii) obtaining any appraisals or reappraisals of Collateral and periodic lien searches, as Bank in its discretion may require (including in all cases, without limitation, attorney's fees and expenses);

                                    (b) all losses, costs and expenses in
connection with the interpretation, enforcement, protection and preservation of the Bank's rights or remedies under the Loan Documents, or any other agreement relating to any Borrower's Obligations, or in connection with legal advice relating to the rights or responsibilities of Bank (including without limitation court costs, attorney's fees, expenses of accountants and appraisers and the cost of all appeals); and

                                    (c) any and all stamp and other taxes
payable or determined to be payable in connection with the execution and delivery of the Loan Documents, and all liabilities to which Bank may become subject as the result of delay in paying or omission to pay such taxes.

                  With respect to any amount required to be paid by Borrower under this section, in the event Borrower fails to pay such amount on demand, Borrower shall also pay to Bank interest thereon at the default rate set forth in Section 2.2 for the Revolving Credit Facility.

                  Borrower agrees to indemnity and hold harmless, Bank and Bank's officers, directors, shareholders, employees and agents, from and against any and all claims, liabilities, losses, damages, costs and expenses (whether or not such Person is a party to any litigation), including attorney's fees and costs and costs of investigation, document production, attendance at depositions or other discovery with respect to or arising out of this Agreement, the use of any proceeds advanced hereunder, the transactions contemplated hereunder, or any claim, demand, action or cause of action being asserted against Borrower. Borrower's obligations under this section shall survive termination of this Agreement and repayment of the Borrower's Obligations.

                           9.7 Time is of the Essence. Time is of the essence
in Borrower's performance of their obligations under the Loan Documents.

                           9.8 Acknowledgment of Confession of Judgment
Provisions. BORROWER ACKNOWLEDGES AND AGREES THAT THE REVOLVER NOTE, THE TERM NOTE AND THE LOAN DOCUMENTS CONTAIN PROVISIONS WHEREBY BANK MAY ENTER JUDGMENT BY CONFESSION AGAINST BORROWER. BEING FULLY AWARE OF HIS RIGHTS TO PRIOR NOTICE AND HEARING ON THE QUESTION OF THE VALIDITY OF ANY CLAIMS THAT MAY BE ASSERTED AGAINST HIM BY BANK UNDER THE REVOLVER NOTE, THE TERM NOTE AND LOAN DOCUMENTS, BEFORE JUDGMENT CAN BE ENTERED, BORROWER HEREBY WAIVES THESE RIGHTS AND AGREES AND CONSENTS TO BANK ENTERING JUDGMENT AGAINST BORROWER BY CONFESSION. ANY PROVISION IN A CONFESSION OF JUDGMENT IN ANY OF

THE LOAN DOCUMENTS FOR AN ATTORNEY'S COLLECTION COMMISSION SHALL IN NO WAY LIMIT BORROWER'S LIABILITY TO REIMBURSE BANK FOR ALL LEGAL FEES ACTUALLY INCURRED BY BANK, EVEN IF SUCH FEES ARE IN EXCESS OF THE ATTORNEY'S COLLECTION COMMISSION PROVIDED FOR IN SUCH CONFESSION OF JUDGMENT.

                  10. CROSS DEFAULT. Notwithstanding anything to the contrary contained in the Loan Documents, the occurrence of an Event of Default or default under the Revolver Note shall constitute an Event of Default and default under the Term Note and the occurrence of an Event of Default or default under the Term Note shall constitute an Event of Default and default under the Revolver Note, and following the occurrence of any such Event of Default or default, Bank may, at Bank's option and without further notice to Borrower, exercise any and all rights available to Bank under any of the Loan Documents, at law, in equity or otherwise.

                  11. COMMUNICATIONS AND NOTICES. All notices, requests and other communications made or given in connection with the Loan Documents shall be in writing and, unless receipt is stated herein to be required, shall be deemed to have been validly given if delivered personally to the individual or division or department to whose attention notices to a party are to be addressed, or by private carrier, or registered or certified mail, return receipt requested, in all cases, with charges prepaid, addressed as follows, until some other address (or individual or division or department for attention) shall have been designated by notice given by one party to the other:

              To Borrower:

                       Edward B. Romanov, Jr.
                       26 Cafferty Road
                       Pt. Pleasant, PA  18950

              To Bank:

                       Summit Bank
                       Three Valley Square
                       512 Township Revolving Credit Facility Road, Suite 280 Blue Bell, PA 19422
                       Attention: Julie D. Kelly, Vice President

ALL "PAYMENT IN FULL" CHECKS OR OTHER MEDIA OF PAYMENT MUST BE SENT TO BANK ONLY TO THE ABOVE ADDRESS.

                  12. DEFINITIONS. The following words and phrases as used in capitalized form in this Agreement, whether in the singular or plural, shall have the meanings indicated:

                           12.1 "Additional Restricted Trust Stock" means
112,500 shares of restricted Trust stock obtained by Borrower from Genesis and pledged by Borrower to Bank as collateral.

                           12.2 "Affiliate", as to any Person, means each
other Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person in question.

                           12.3 "Base Rate" means a floating annual rate of
interest designated from time to time by Bank as its "Base Rate" and used by Bank as a reference base with respect to different rates of interest charged to borrowers. The rate of interest payable by the Borrower under this Agreement, the Revolver Note and the Term Note shall change simultaneously and automatically upon Bank's designation of any change in such referenced rate. Bank's determination and designation of such referenced rate may change from time to time and shall not in any way preclude Bank from making loans to other borrowers at rates which are higher or lower than, or different from, such referenced rate.

                           12.4 "Borrower's Obligations" shall mean all
obligations and Indebtedness of Borrower to Bank under this Agreement, the Revolver Note, the Term Note and any other Loan Documents, whether now or hereafter owing or existing, together with all interest and other sums payable in connection with any of the foregoing.

                           12.5 "Business Day" means any day except a
Saturday, Sunday or other day on which commercial banks in Pennsylvania are authorized by law to close.

                           12.6 "Corporation" means a corporation,
partnership, trust, unincorporated organization, association, joint stock company, limited liability company or other legal entity.

                           12.7 "Event of Default" means each of the events
specified in Section 9.1.

                           12.8 "Indebtedness", as applied to a Person, means:

                                    (a) all items (except items of capital
stock or of surplus) which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as at the date as of which Indebtedness is to be determined;

                                    (b) to the extent not included in the
foregoing, all indebtedness, obligations, and liabilities secured by any mortgage, pledge, lien, conditional sale or other title retention agreement or other security interest to which any property or asset owned or held by such Person is subject, whether or not the indebtedness, obligations or liabilities secured thereby shall have been assumed by such Person; and

                                    (c) to the extent not included in the
foregoing, all indebtedness, obligations and liabilities of others which such Person has directly or indirectly guaranteed, endorsed (other than for collection or deposit in the ordinary course of business), sold with recourse, or agreed (contingently or otherwise) to purchase or repurchase or otherwise acquire or in respect of which such Person has agreed to supply or advance funds (whether by way of loan, stock purchase, capital contribution or otherwise) or otherwise to become directly or indirectly liable.

                           12.9 "Loan Documents" means this Agreement, the
Revolver Note, Term Note, the Surety Agreement, and all other documents, executed or delivered by Borrower pursuant to this Agreement, as they may be amended from time to time.

                           12.10 "Partnership Units" means 118,750 partnership
units in the Partnership owned by the Borrower.

                           12.11 "Person" means an individual, a Corporation
or a government or any agency or subdivision thereof, or any other entity.

                           12.12 "Restricted Trust Stock" means 200,000 shares
of restricted Trust stock owned by Borrower and pledged to the Bank as collateral.

                           12.13 "Unrestricted Trust Stock" means 75,000
shares of unrestricted Trust stock purchased by Borrower through the Trust's initial public offering.

                  13. WAIVERS.

                           13.1 Waivers. In connection with any proceedings
under the Loan Documents, including without limitation any action by Bank in replevin, foreclosure or other court process or in connection with any other action related to the Loan Documents or the transactions contemplated hereunder, Borrower waives:

                                    (a) all errors, defects and imperfections
in such proceedings;

                                    (b) all benefits under any present or
future laws exempting any property, real or personal, or any part of any proceeds thereof from attachment, levy or sale under execution, or providing for any stay of execution to be issued on any judgment recovered under any of the Loan Documents or in any replevin or foreclosure proceeding, or otherwise providing for any valuation, appraisal or exemption;

                                    (c) all rights to inquisition on any real
estate, which real estate may be levied upon pursuant to a judgment obtained under any of the Loan Documents and sold upon any writ of execution issued thereon in whole or in part, in any order desired by Bank;

                                    (d) presentment for payment, demand,
notice of demand, notice of nonpayment, protest and notice of protest of any of the Loan Documents, including the Revolver Note and the Term Note;

                                    (e) any requirement for bonds, security or
sureties required by statute, court rule or otherwise; and

                                    (f) all rights to claim or recover
attorney's fees and costs in the event that Borrower is successful in any action to remove, suspend or prevent the enforcement of a judgment entered by confession.

                  14. SUBMISSION TO JURISDICTION. Borrower hereby consents to the jurisdiction of any state or federal court located within the Commonwealth of Pennsylvania, and irrevocably agrees that, subject to the Bank's election, all actions or proceedings relating to the Loan Documents or the transactions contemplated hereunder shall be litigated in such courts, and Borrower waives any objection which he may have based on lack of personal jurisdiction, improper venue or forum non conveniens to the conduct of any proceeding in any such court and waives personal service of any and all process upon him, and consents that all such service of process be made by mail or messenger directed to him at the address set forth in Section 11. Nothing contained in this Section 14 shall affect the right of Bank to serve legal process in any other manner permitted by law or affect the right of Bank to bring any action or proceeding against Borrower or their property in the courts of any other jurisdiction.

                  15. MISCELLANEOUS.

                           15.1 Use of Bank's Name. Borrower shall not use
Bank's name or the name of any of Bank's Affiliates in connection with any of its business or activities except as may otherwise be required by the rules and regulations of the Securities and Exchange Commission or any like regulatory body and except as may be required in its dealings with any governmental agency.

                           15.2 No Joint Venture. Nothing contained herein is
intended to permit or authorize Borrower to make any contract on behalf of Bank, nor shall this Agreement be construed as creating a partnership, joint venture or making Bank an investor in Borrower.

                           15.3 Survival. All covenants, agreements,
representations and warranties made by Borrower in the Loan Documents or made by or on his behalf in connection with the transactions contemplated herein shall be true at all times this Agreement is in effect and shall survive the execution and delivery of the Loan Documents, any investigation at any time made by Bank or on its behalf and the making by Bank of the loans or advances to Borrower. All statements contained in any certificate, statement or other document delivered by or on behalf of Borrower pursuant hereto or in connection with the transactions contemplated hereunder shall be deemed representations and warranties by Borrower.

                           15.4 No Assignment by Borrower. Borrower may not
assign any of his rights hereunder without the prior written consent of Bank.

                           15.5 Assignment or Sale by Bank. Bank may sell,
assign or participate all or a portion of its interest in the Loan Documents and in connection therewith may make available to any prospective purchaser, assignee or participant any information relative to Borrower in its possession.

                           15.6 Binding Effect. This Agreement and all rights
and powers granted hereby will bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

                           15.7 Severability. The provisions of this Agreement
and all other Loan Documents are deemed to be severable, and the invalidity or unenforceability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

                           15.8 No Third Party Beneficiaries. The rights and
benefits of this Agreement and the Loan Documents shall not inure to the benefit of any third party.

                           15.9 Modifications. No modification of this
Agreement or any of the Loan Documents shall be binding or enforceable unless in writing and signed by or on behalf of the party against whom enforcement is sought.

                           15.10 Holidays. If the day provided herein for the
payment of any amount or the taking of any action falls on a Saturday, Sunday or public holiday at the place for payment or action, then the due date for such payment or action will be the next succeeding Business Day.

                           15.11 Law Governing. This Agreement has been made,
executed and delivered in the Commonwealth of Pennsylvania and will be construed in accordance with and governed by the laws of such Commonwealth, without regard to its rules and principals regarding conflicts of law or any rule or canon of construction which interprets agreements against the draftsman.

                           15.12 Integration. The Loan Documents shall be
construed as integrated and complementary of each other, and as augmenting and not restricting Bank's rights, powers, remedies and security. The Loan Documents contain the entire understanding of the parties thereto with respect to the matters contained therein and supersede all prior agreements and understandings between the parties with respect to the subject matter thereof and do not require parol or extrinsic evidence in order to reflect the intent of the parties. In the event of any inconsistency between the terms of this Agreement and the terms of the other Loan Documents, the terms of this Agreement shall prevail.

                           15.13 Exhibits and Schedules. All exhibits and
schedules attached hereto are hereby made a part of this Agreement.

                           15.14 Headings. The headings of the Articles,
Sections, paragraphs and clauses of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

                           15.15 Counterparts. This Agreement may be executed
in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

                           15.16 Limitation on Damages. Borrower and Bank
agree that, in any action, suit or proceedings, in respect of or arising out of this Agreement, the Loan Documents or the transactions contemplated hereunder, each mutually waives to the fullest extent permitted by law, any claim for consequential, punitive or special damages.

                           15.17 Waiver of Right to Trial by Jury. BORROWER
AND BANK WAIVE ANY RIGHT TO TRIAL BY JURY ON ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER ANY OF THE LOAN DOCUMENTS OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF BORROWER OR BANK WITH RESPECT TO ANY OF THE LOAN DOCUMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE. BORROWER AND BANK AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT

TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF BORROWER AND BANK TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. BORROWER ACKNOWLEDGES THAT HE HAS HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL REGARDING THIS SECTION, THAT HE FULLY UNDERSTANDS ITS TERMS, CONTENT AND EFFECT, AND THAT HE VOLUNTARILY AND KNOWINGLY AGREES TO THE TERMS OF THIS SECTION.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


/s/ Julie D. Kelly              /s/ Edward B. Romanov, Jr.
------------------              -----------------------------------
Witness                         EDWARD B. ROMANOV, JR.



                                SUMMIT BANK

                                By: /s/ Julie D. Kelly
                                -----------------------------------
                                       Name/Title: Julie D. Kelly/Vice President

                                   SCHEDULES

Schedule 4.1               Description of Personal Property

Schedule 6.2                        Existing Liens

                                 SCHEDULE 4.1

                          DESCRIPTION OF TRUST STOCK

         1. 200,000 shares of restricted stock in ElderTrust, a Maryland real estate investment trust (the "Trust")

         2. 118,750 partnership units in ElderTrust Operating Limited Partnership, a Delaware limited partnership

         3.       112,500 shares of additional restricted Trust stock

         4.       25,000 shares of unrestricted Trust stock

                                 SCHEDULE 6.2

                                EXISTING LIENS

(1)      Residential mortgage with Summit Bank:                 $625,000
                  26 Cafferty Rd.
                  Pt. Pleasant, PA

(2)      Residential mortgage with Norwest Mortgage
          (Joint Obligation)                                    $470,000*
                  6117 Lower Mountain Rd.
                  New Hope, PA

(3)      2nd mortgage with Mellon Bank (Joint Obligation)       $600,000*
                  6117 Lower Mountain Rd.
                  New Hope, PA

*  taken from personal financial statement dated 9/30/97

                                            Exhibit 3 to
                                            Edward B. Romanov, Jr. Schedule 13D
                                            February 9, 1998


                                     NOTE

                                                  Kennett Square, Pennsylvania

                                                       Dated: January 28, 1998

$1,687,500.00

                  FOR VALUE RECEIVED AND INTENDING TO BE LEGALLY BOUND, the undersigned ("Borrower") hereby promises to pay to the order of SUMMIT BANK ("Lender"), the principal sum of One Million Six Hundred Eighty-Seven Thousand Five Hundred Dollars ($1,687,500.00) together with interest thereon upon the following terms:

                  1. Term Note. This Note is the "Term Note" as defined in that certain Loan and Security Agreement of even date herewith between Borrower and Lender (such Loan and Security Agreement, as the same may be amended, supplemented or restated from time to time, being the "Loan Agreement") and, as such, shall be construed in accordance with all terms and conditions thereof. Capitalized terms not defined herein shall have such meaning as provided in the Loan Agreement. This Note is entitled to all the rights and remedies provided in the Loan Agreement and the Loan Documents and is secured by all Collateral as described therein.

                  2. Interest Rate. Interest on the unpaid principal balance hereof will accrue until final payment thereof as set forth in the Loan Agreement.

                  3. Default Interest. Interest will accrue on the outstanding principal amount hereof following the occurrence of an Event of Default or the final maturity date hereof, until paid at the Default Rate as set forth in the Loan Agreement.

                  4. Post Judgment Interest. Any judgment obtained for sums due hereunder or under the Loan Documents will accrue interest at the Default Rate until paid.

                  5. Computation. Interest will be computed on the basis of a year of three hundred sixty (360) days and paid for the actual number of days elapsed.

                  6. Principal and Interest Payments. Principal and interest on this Note shall be due and payable in accordance with the terms of the Loan Agreement.

                  7. Place of Payment. Principal and interest hereunder shall be payable as provided in the Loan Agreement, or at such other place as Lender, from time to time, may designate in writing.

                  8. Default; Remedies. Upon the occurrence of an Event of Default and after expiration of any applicable notice and cure periods provided in the Loan Agreement, Lender, at its option, may declare immediately due and payable the entire unpaid balance of principal and all other sums due by Borrower hereunder and under the other Loan Documents, together with interest accrued thereon at the applicable rate specified in the Loan Agreement. Payment thereof may be enforced and recovered in whole or in part at any time and from time to time by one or more of the remedies provided to Lender in this Note or in the Loan Documents or as otherwise provided at law or in equity, all of which remedies are cumulative and concurrent.

                  9. Waivers . Borrower and all endorsers hereby, jointly and severally, waive presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note except for such notices provided in the Loan Agreement.

                  10. Miscellaneous. If any provisions of this Note shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof. This Note has been delivered in and shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to any rules or principals regarding conflicts of laws or any rule or canon of construction which interprets agreements against the draftsman. This Note shall be binding upon Borrower and upon Borrower's successors, heirs, and assigns and shall benefit Lender and its successors and assigns. The prompt and faithful performance of all of Borrower's obligations hereunder, including without limitation, time of payment, is of the essence of this Note.

                  11. CONFESSION OF JUDGMENT. BORROWER HEREBY AUTHORIZES AND EMPOWERS ANY ATTORNEY OR THE PROTHONOTARY OR CLERK OF ANY COURT IN THE COMMONWEALTH OF PENNSYLVANIA, OR IN ANY OTHER JURISDICTION WHICH PERMITS THE ENTRY OF JUDGEMENT BY CONFESSION, TO APPEAR FOR BORROWER AT ANY TIME AFTER THE OCCURRENCE OF AN EVENT OF DEFAULT UNDER THE LOAN AGREEMENT IN ANY ACTION BROUGHT AGAINST BORROWER ON THIS NOTE OR THE LOAN DOCUMENTS AT THE SUIT OF LENDER, WITH OR WITHOUT COMPLAINT OR DECLARATION FILED, WITHOUT STAY OF EXECUTION, AS OF ANY TERM OR TIME, AND THEREIN TO CONFESS OR ENTER JUDGMENT AGAINST BORROWER FOR THE ENTIRE UNPAID OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE AND ALL OTHER SUMS TO BE PAID BY BORROWER TO OR ON BEHALF OF LENDER PURSUANT TO THE TERMS HEREOF OR OF THE LOAN

DOCUMENTS AND ALL ARREARAGES OF INTEREST THEREON, TOGETHER WITH ALL COSTS AND OTHER EXPENSES AND AN ATTORNEY'S COLLECTION COMMISSION OF FIFTEEN PERCENT (15%) OF THE AGGREGATE AMOUNT OF THE FOREGOING SUMS, BUT IN NO EVENT LESS THAN $5,000.00; AND FOR SO DOING THIS NOTE OR A COPY HEREOF VERIFIED BY AFFIDAVIT SHALL BE A SUFFICIENT WARRANT.

                  THE AUTHORITY GRANTED HEREIN TO CONFESS JUDGMENT SHALL NOT BE EXHAUSTED BY ANY EXERCISE THEREOF BUT SHALL CONTINUE FROM TIME TO TIME AND AT ALL TIMES UNTIL PAYMENT IN FULL OF ALL THE AMOUNTS DUE HEREUNDER. BORROWER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED BY COUNSEL IN CONNECTION WITH THE EXECUTION AND DELIVERY OF THIS NOTE AND THAT IT KNOWINGLY WAIVES ITS RIGHT TO BE HEARD PRIOR TO THE ENTRY OF SUCH JUDGMENT AND UNDERSTANDS THAT, UPON SUCH ENTRY, SUCH JUDGMENT SHALL BECOME A LIEN ON ALL REAL PROPERTY OF BORROWER IN THE COUNTY WHERE SUCH JUDGMENT IS ENTERED.

                  IN WITNESS WHEREOF, Borrower, intending to be legally bound hereby, has caused this Note to be duly executed the day and year first above written.

/s/ Julie D. Kelly                          /s/ Edward B. Romanov, Jr.
------------------                          --------------------------
Witness                                     EDWARD B. ROMANOV, JR.

                                         Exhibit 4 to
                                         Edward B. Romanov, Jr. Schedule 13D
                                         February 9, 1998


               INVESTMENT PROPERTY PLEDGE AND SECURITY AGREEMENT

                  THIS INVESTMENT PROPERTY PLEDGE AND SECURITY AGREEMENT (the "Agreement") is made effective as of January 28, 1998, by EDWARD B. ROMANOV, JR. (the "Borrower") for the benefit of SUMMIT BANK (the "Bank").

                                  BACKGROUND

         A. Borrower and Bank have entered into a certain Loan and Security Agreement of even date (such agreement as it may be amended from time to time is referred to as the "Loan Agreement").

         B. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth therefore in the Loan Agreement.

                  NOW, THEREFORE, in consideration of the terms and conditions contained herein, and of any extensions of credit now or hereafter made to or for the benefit of the Borrower by Bank, the Borrower, intending to be legally bound hereby, agrees as follows:

                  1. Definitions. The following words and phrases as used in capitalized form in this Agreement, whether in singular or plural, shall have the following meanings:

                           1.1. "Account" means that certain discount
brokerage account #62027306 maintained by Borrower with Bank, or its successors or assigns, and any substitute or replacement accounts.

                           1.2. "Code" shall mean the Uniform Commercial Code
as adopted by the Commonwealth of Pennsylvania, as the same may be amended from time to time.

                           1.3. "Collateral" means all of Borrower's present
and future Investment Property and Financial Assets now or at any time maintained in the Account or any substitute or replacement Account, together with all of the following items related thereto: (i) free credit balances or other money owing to Borrower, (ii) money, investments and documents, (iii) general intangibles, (iv) books and records, (v) rights incidental to the ownership of any such Investment Property or Financial Assets, such as voting, conversion and registration rights and rights for the recovery of the violation of applicable securities laws, (vi) cash, securities and other property paid, issued or distributed to or for the benefit of Borrower in exchange, redemption or substitution of any such Investment Property or as a consequence of the ownership of any such Investment Property, and (vii) all proceeds of the foregoing, in all cases limited to the Investment

Property and Financial Assets now or at any time maintained in the Account or any substitute or replacement account. The Collateral shall include without limitation, the Specific Collateral and all Investment Property and Financial Assets held or maintained in the Account, together with all additions thereto and substitutions therefor.


                           1.4. "Control Agreement" means that certain Control
Agreement between Borrower and Bank, dated of even date herewith, as it may be amended from time to time.

                           1.5. "Financial Asset" shall have the meaning set
forth therefor in the Code.

                           1.6. "Investment Property" shall have the meaning
set forth therefor in the Code.

                           1.7. "Securities Account" shall have the meaning
set forth therefor in the Code.

                           1.8. "Specific Collateral" means the Investment
Property described on Schedule 1.8 attached hereto, and all additions thereto and substitutions therefor as permitted in this Agreement.

                  Terms not otherwise defined in this Agreement or in the Loan Agreement, but defined in the Code, shall have the meanings set forth therefor in the Code.

                  2. Security Interest. Borrower hereby pledges and grants to Bank a security interest in and a lien on all of the Borrower's right, title and interest in and to the Collateral, whether now-existing or hereafter acquired or existing and wheresoever located.

                  3. Effect of Grant. The pledge of and security interest in the Collateral granted to Bank by Borrower hereunder shall not be rendered void by the fact that no Borrower's Obligations exist as of a particular date, but shall continue in full force and effect until all Borrower's Obligations have been paid in full, Bank has no agreement or commitment outstanding pursuant to which Bank may extend credit to or on behalf of Borrower and Bank has executed and delivered termination statements and/or releases with respect to the Collateral to Borrower.

                  4. Obligations Secured. The Collateral and the continuing security interest granted to Bank in this Agreement shall secure all Borrower's Obligations. IT IS THE EXPRESS INTENTION OF BORROWER THAT THE COLLATERAL SHALL SECURE ALL OF BORROWER'S EXISTING AND FUTURE OBLIGATIONS UNDER THE LOAN DOCUMENTS.

                  Notwithstanding anything to the contrary contained herein, Borrower's obligations under the Revolver Note shall be primarily secured by the Restricted Trust Stock and the Partnership Units and any proceeds therefrom shall be applied first to satisfy Borrower's obligations under the Revolver Note in full with the balance, if any, to be applied to Borrower's obligations under the Term Note; and Borrower's obligations under the Term Note shall be primarily secured by the Additional Restricted Trust Stock and the Unrestricted Trust Stock and any proceeds therefrom shall be applied first to satisfy Borrower's obligations under the Term Note in full with the balance, if any, to be applied to Borrower's obligations under the Revolver Note.

                  5. Delivery. All original certificates and instruments representing or evidencing any portion of the Collateral, which are not held in the Account, shall be delivered to and held by or on behalf of Bank pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignments in blank, all in form and substance satisfactory to Bank and with guaranteed signature(s). If a securities intermediary is holding the certificates and/or instruments evidencing the Collateral, Borrower shall authorize such securities intermediary to transfer such collateral into the Account.

                  6. Control Agreement. Simultaneously with the execution and delivery of this Agreement, Borrower and Bank have executed and delivered the Control Agreement of even date herewith for the purpose of perfecting the security interest granted by Borrower to Bank herein.

                  7. Title to Collateral. Borrower represents to Bank that Borrower has acquired or shall acquire, good and marketable title to the Collateral, free and clear of any security, lien, or encumbrance, except the security interests created herein. Borrower agrees to defend such title against the claims and demands of all persons. So long as this Agreement continues in effect, Borrower authorizes and directs Bank to hold the Collateral in the Account under and subject to the exclusive direction and control of the Bank and forthwith to turn over the Collateral in the Account or any part thereof, to the Bank upon demand by Bank at any time.

                  8. Trading in The Account. There shall be no trading in the Account or substitution of Collateral without the prior written authorization of the Bank.

                  9. Further Protections for Bank. At any time Bank deems it necessary for the protection of its interest in the Collateral, Bank may transfer into its own name, or into the name of its nominee, all or any part of the Collateral, thereafter receiving all dividends and other distributions upon the same and applying any cash dividends and other cash distribution to any obligations secured hereby. Borrower will execute at any time, upon demand by Bank, any documents which Bank deems necessary to perfect any security interest created herein. Borrower hereby irrevocably appoints Bank or the holder hereof as Borrower's attorney-in-fact to take any action deemed necessary to perfect and maintain perfection of such security interests, and acknowledges that such appointment is coupled with an interest and is irrevocable.

                  10. Authority. Borrower hereby represents and warrants to Bank that Borrower has full right and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

                  11. Covenants. Borrower covenants and agrees as follows:

                           11.1. Tax Reporting. All items of income, gain,
expense and loss recognized in connection with the Collateral shall be reported to the Internal Revenue Service and all state and local taxing authorities under the name and taxpayer identification number of Borrower.

                           11.2. Creation of Liens. Borrower shall not create,
incur or permit to exist any mortgage, pledge, encumbrance, lien, security interest or change of any kind on the Collateral, or any portion thereof, except in favor of Bank.

                           11.3. Taxes. Borrower shall pay or cause to be paid
when due all taxes, assessments, governmental charges or levies related to the Collateral.

                           11.4. Specific Collateral. Borrower shall maintain
the Specific Collateral in the Account.

                           11.5. Additional Documents and Future Actions.
Borrower shall, at his sole cost, take such actions and provide Bank from time to time with such Agreement, financing statements and additional instruments, documents or information as the Bank may in its discretion deem necessary or advisable to perfect, protect and maintain the security interests in the Collateral, or any portion thereof, to permit Bank to protect its interest in the Collateral, or any portion thereof, or to carry out the terms of the Loan Documents. Borrower hereby authorizes and appoints Bank as his attorney-in-fact, with full power of substitution, to take such actions as Bank may deem advisable to protect the Collateral and its interests thereon and its rights hereunder, to execute on Borrower's behalf and file at Borrower's expense financing statements, and amendments thereto, in those public offices deemed necessary or appropriate by Bank to establish, maintain and protect a continuously perfected security interest in the Collateral, including, without limitations to receive, endorse and collect all certificates, instruments and securities made payable to or issued to Borrower representing any dividend, interest, or other distribution in respect of the Collateral, or any portion thereof, and to execute on Borrower's behalf such other documents and notices as Bank may deem advisable to protect the Collateral and Bank's interests therein and Bank's rights hereunder. Such power being coupled with an interest is irrevocable. Borrower irrevocably authorizes the filing of a carbon, photographic or other copy of this Agreement, or of a financing statement, as a financing statement, and agrees that such filing is sufficient as a financing statement.

                           11.6. Requested Information. With reasonable
promptness, Borrower shall deliver to Bank all such other data and information in respect of the value of the Collateral, as Bank may reasonably request from time to time.

                  12. Duty of Bank. If Bank takes possession of any of the Collateral, the Bank shall not be under any obligation to take any action with respect to any of the Collateral or to preserve rights against prior parties. The powers conferred on Bank in this Agreement are solely to protect its interest in the Collateral and do not impose any duty upon it to exercise any such powers. The Borrower agrees that he is not looking to the Bank to provide him with investment advice. Bank shall have no duty to ascertain or take any action with respect to calls, conversions, exchanges, maturities, tenders or other matters concerning any Collateral, whether or not Bank has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve any rights pertaining to any Collateral. Bank shall have no duty to exercise reasonable care to preserve the value of any of the Collateral.

                  13. Subsequent Changes Affecting Collateral. Borrower acknowledges that he has made his own arrangements for keeping informed of changes or potential changes affecting the Collateral (including, but not limited to, conversions, subscriptions, exchanges, reorganizations, dividends, tender offers, mergers, consolidations and shareholder meetings) and Borrower agrees that Bank has no responsibility to inform Borrower of such matters or to take any action with respect thereto even if any of the Collateral has been registered in the name of Bank or its agent or nominee.

                  14. Events of Default. The occurrence of any Event of Default under the Loan Agreement shall constitute an Event of Default hereunder.

                  15. Remedies; Rights of Borrower and Bank

                           15.1. Before Event of Default. Prior to the
occurrence of an Event of Default:

                                    15.1.1 Voting. Borrower shall be entitled
to exercise any and all voting and other consensual rights arising under the Collateral, or any portion thereof, for any purpose not inconsistent with the terms of any of the Loan Documents.

                                    15.1.2 Dividends; Distributions. Unless
Bank otherwise requests in writing, Borrower shall be entitled to receive and retain any and all dividends, distributions and interest, declared, distributed or paid, with respect to the Collateral, or any portion thereof, provided, however, that any and all (i) dividends, distributions and interest paid or payable other than in cash; (ii) instruments and other property received, receivable or otherwise distributed with respect to, or in exchange for, the Collateral, or any portion thereof; (iii) dividends and other distributions paid or payable in cash with respect to the Collateral, or any portion thereof, in connection with (1) a partial or total liquidation or dissolution, or (2) a reduction of capital, capital surplus or paid-in-surplus; and (iv) cash paid, payable or otherwise distributed in respect of principal, or redemption of, or in exchange for, the Collateral, or any portion thereof; shall be forthwith delivered to Bank to hold as Collateral and shall, if received by Borrower, be
(x) received in trust for the benefit of Bank, (y) segregated from all other property or funds of Borrower, and (z) forthwith delivered to Bank as Collateral in the same form as so received (with any necessary documents, endorsements or assignments in blank with guaranteed signatures).

                                    15.2. After Event of Default. Upon the
occurrence of an Event of Default and at all times thereafter:

                                    15.2.1 Voting. All rights of Borrower to
(i) exercise voting and other consensual rights which Borrower would otherwise be entitled to exercise, pursuant to Section 15.1.1, and (ii) receive dividends and interest payments which Borrower would otherwise be authorized to receive and retain, pursuant to Section 15.1.2, shall cease, and all such rights shall thereupon become absolutely vested in Bank. Bank shall thereafter have the sole and absolute right to exercise all voting and other consensual rights, and to receive and hold as Collateral all such dividends and interest payments, without any further notice to, or consent of, Borrower.

                                    15.2.2 Dividends Held In Trust. All
dividends and interest payments which are received by Borrower contrary to the provisions of Section 15.2.1(ii) shall be (i) received in trust for the benefit of Bank, (ii) shall be segregated from other property or funds of Borrower and (iii) forthwith delivered to the Bank as Collateral in the same form as received (with any necessary documents, endorsements or assignments in blank with guaranteed signatures).

                                    15.2.3 Sale of Collateral. Bank may
exercise in respect of the Collateral and in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the Code. Bank may also, without notice, except as specified below, sell the Collateral, or any part thereof, in one or more blocks at public or private sale, at any exchange or otherwise or for future delivery, and at such price or prices and upon such other terms as Bank may deem commercially reasonable. Borrower agrees that, to the extent notice of sale shall be required by law, five (5) days notice to Borrower of the time and place of any public sale or private sale is to be made shall constitute reasonable notification. Bank shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Bank may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

                                    15.2.4 Application of Proceeds. Any cash
held by Bank as Collateral and all cash proceeds received by Bank in respect of any sale of, collection from, or other realization upon the Collateral, or any portion thereof, may, in the discretion of Bank, be held by Bank as Collateral for, and/or then or at any time thereafter applied in accordance with the terms of the Loan Agreement. Any surplus of such cash or cash proceeds held by Bank and remaining after payment in full of all of the Borrower's Obligations shall be paid to Borrower or to whomsoever may be lawfully entitled to receive such surplus.

                                    15.3. Bank's Rights. At any time and from
time to time, Bank shall have the right, in its discretion and without notice to Borrower, to transfer to or to register in the name of Bank, or any of Bank's nominees, the Collateral, or any portion thereof, provided, however, that Borrower shall continue to be the beneficial owner of any Collateral transferred to or registered in the name of Bank, or Bank's nominees, prior to the occurrence of an Event of Default. In addition, Bank shall have the right at any time to exchange certificates or instruments representing or evidencing the Collateral, or any portion thereof, for certificates or instruments of smaller or larger denominations.

                  16. Delay or Omission Not Waiver. Neither the failure nor any delay on the part of Bank to exercise any right, remedy, power or privilege under this Agreement upon the occurrence of any Event of Default or otherwise shall operate as a waiver thereof or impair any such right, remedy, power or privilege. No waiver of any Event of Default shall affect any later Event of Default or shall impair any rights of Bank. No single, partial or full exercise of any rights, remedies, powers and privileges by the Bank shall preclude further or other exercise thereof. No course of dealing between Bank and Borrower shall operate as or be deemed to constitute a waiver of Bank's rights under this Agreement or affect the duties or obligations of Borrower.

                  17. Remedies Cumulative; Consents. The rights, remedies, powers and privileges provided for herein shall not be deemed exclusive, but shall be cumulative and shall be in addition to all other rights, remedies, powers and privileges in Bank's favor at law or in equity. Whenever the Bank's consent or approval is required or permitted, such consent or approval shall be at the sole and absolute discretion of Bank.

                  18. Time of the Essence. Time is of the essence in Borrower's performance of Borrower's obligations under this Agreement.

                  19. Communications and Notices. All notices, requests and other communications made or given in connection with this Agreement shall be given in accordance with the Loan Agreement.

                  20. Miscellaneous Provisions.

                           20.1. Severability. The provisions of this
Agreement and all other Loan Documents are deemed to be severable, and the invalidity or unenforceability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

                           20.2. Headings. The headings of the Articles,
Sections, paragraphs and clauses of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

                           20.3. Binding Effect. This Agreement and all rights
and powers granted hereby will bind and inure to the benefit of the parties hereto and their respective successors and assigns.

                           20.4. Amendment. No modification of this Agreement
or any of the Loan Documents shall be binding or enforceable unless in writing and signed by or on behalf of the party against whom enforcement is sought.

                           20.5. Governing Law. This Agreement has been made,
executed and delivered in the Commonwealth of Pennsylvania and will be construed in accordance with and governed by the laws of such Commonwealth, without regard to any rules or principles regarding conflict of laws or any rule or canon of construction which interprets Agreement against the draftsman.

                           20.6. Exhibits and Schedules. All exhibits and
schedules attached hereto are hereby made a part of this Agreement.

                           20.7. No Joint Venture. Nothing contained herein is
intended to permit or authorize Borrower to make any contract on behalf of Bank, nor shall this Agreement be construed as creating a partnership, joint venture or making Bank an investor in Borrower.

                  IN WITNESS WHEREOF, Borrower has executed this Agreement effective as of the day and year first above written.

/s/ Julie D. Kelly                          /s/ Edward B. Romanov, Jr.
------------------                          --------------------------
Witness                                     EDWARD B. ROMANOV, JR.

                                 SCHEDULE 1.8

         1. 200,000 shares of restricted stock in ElderTrust, a Maryland real estate investment trust (the "Trust")

         2.       112,500 shares of additional restricted Trust stock

         3.       25,000 shares of unrestricted Trust stock